Exhibit 99.1

ORIGIN AGRITECH ANNOUNCES NEW CFO

Shashank Aurora, CPA, FCA, hired to enhance financial strength, build momentum

May 16, 2016 – Des Moines, IOWA – Origin Agritech Ltd., a technology-focused crop seed provider, is pleased to introduce Shashank Aurora, CPA, FCA, as the organization’s new chief financial officer. Aurora will start his new position effective immediately. He joins Origin’s senior leadership team, along with recently named CEO Dr. William S. Niebur, to further position the company as a global participant in the biotechnology and agricultural seeds industry.

As CFO, Aurora will further establish the company at a global level. “This is a great opportunity, and I’m very excited to play a key role in growing Origin’s global presence as we shift our focus to new strategic opportunities,” Aurora said.

Aurora most recently served DuPont Pioneer in the capacity of global services finance director. With more than two decades of experience with the organization, he led numerous DuPont Pioneer entities across the globe to strong financial results, including locations in Africa, Canada, China, India, Latin America and Pakistan.

“We are excited to welcome Shashank to our team,” said Dr. Gengchen Han, Origin Agritech Chairman of the Board. “He brings a wealth of knowledge to the organization, including industry insight and financial savvy. His expertise will be crucial as we enhance Origin’s core seed business and pursue global opportunities that we have initiated.”

Aurora earned his Bachelor of Life Sciences degree from Nizam College, Osmania University, in Hyderabad, India, along with certifications as FCA from The Institute of Chartered Accountants of India and CPA from the American Institute of Certified Public Accountants. He is fluent in English and Hindi, and is familiar with Arabic.

“Shashank is an ideal executive to help position Origin for the future opportunities that we will pursue and prioritize,” said Dr. Niebur, Origin CEO. “His vast global experience combined with a deep understanding of business finance and large complex investments will be critical to Origin as we advance our mission.”

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies in China, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.